9950 Woodloch Forest Dr., 19th Floor
The Woodlands, Texas 77380

November 5, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act

Ladies and Gentlemen:

This filing is to provide notice to the U.S. Securities and Exchange Commission (the “SEC”) that Kodiak Gas Services, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2025, which was filed with the SEC on November 5, 2025, contains information required to be disclosed by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended. Such disclosure can be found under the heading “Item 5. Other Information-Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934” in such Quarterly Report on Form 10-Q.

Respectfully submitted,

By:	/s/ John B. Griggs
Name:	John B. Griggs
Title:	Executive Vice President and Chief Financial Officer